THIS PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT OF PARAMOUNT ENERGY OPERATING CORP. FOR THE ANNUAL MEETING OF UNITHOLDERS OF PARAMOUNT ENERGY TRUST TO BE HELD ON MAY 9, 2005

The undersigned holder of trust units of Paramount Energy Trust (“PET”), hereby appoints Clayton H. Riddell, or failing him Susan L. Riddell Rose, both directors of PET, as proxy, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the annual meeting of the holders of trust units (“Unitholders”) of PET to be held on Monday, May 9, 2005 at 3:00 p.m., Calgary time, and at any adjournments of the annual meeting (the "Meeting"), as if the undersigned were present at the Meeting. Without limiting the general authorization and powers given by this instrument of proxy (“Instrument of Proxy”), the proxyholder is specifically directed to vote as indicated below:

1.	FOR ð or WITHHOLD FROM VOTING FOR ð the re-appointment of Computershare Trust Company of Canada (“Computershare”) as Trustee of PET for the ensuing year;

2.	FOR ð or AGAINST ð Computershare to fix the number of directors of Paramount Energy Operating Corp. (the “Administrator”) to be elected at six (6);

3.
FOR ð or WITHHOLD FROM VOTING FOR ð Computershare to pass a resolution electing directors of the Administrator as set out in the Management Information Circular and Proxy Statement (“Circular”) prepared in connection with the Meeting for the ensuing year or until their successors are elected or appointed; and

4.
FOR ð or WITHHOLD FROM VOTING FOR ð the reappointment KPMGLLP, Chartered Accountants, as the auditors of PET for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.

Management of the Administrator recommends that Unitholders vote FOR the above matters.

This proxy is solicited by management of the Administrator on behalf of PET. The Trust Units represented by this Instrument of Proxy will be voted, where the Unitholder has given a choice above, as directed or, if no direction is given, FOR such proposal. The person or persons appointed under this Instrument of Proxy are conferred with discretionary authority with respect to amendments or variations of those matters specified in this Instrument of Proxy, the Notice of Annual Meeting of Unitholders (“Notice of Meeting”) and Circular and with respect to any other matters which may be properly brought before the Meeting. This Instrument of Proxy should be read in conjunction with the accompanying Notice of Meeting and Circular.

The undersigned hereby revokes any prior proxies.

DATED this ____ day of _________________, 2005

____________________________________________
Signature of Unitholder
Please turn over

NOTES:

1.
This Instrument of Proxy should be dated and signed by the Unitholder or attorney authorized in writing. If the Unitholder is a corporation, the Instrument of Proxy should be signed under its corporate seal or by its duly authorized officer or officers. Persons signing as executors, administrators, attorneys, trustees, etc. should so indicate and provide their full title as such.

2.
This Instrument of Proxy and the power of attorney (if any) under which it is signed will not be valid and will not be acted upon or voted unless completed as outlined in the Instrument of Proxy and deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the commencement of the Meeting at PET’s transfer agent, Computershare at Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

3.
Unitholders have the right to appoint a person (who need not be a Unitholder) to attend and act for them at the Meeting other than the persons designated in the Instrument of Proxy and may do so either by striking out the names of the designated persons and inserting the name of the person they wish to appoint in the space provided in this Instrument of Proxy, or by completing another proper Instrument of Proxy. The proxyholder is not required to be a Unitholder of PET.